Mail Stop 4561

March 31, 2008

Graham Alexander
Chief Executive Officer and Chief Financial Officer
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, BC, Canada V7K 2G3

> **Re:** **Rancho Santa Monica Developments Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed February 14, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **August 31, 2007**
> **Filed October 15, 2007**
> **File No. 000-51376**

Dear Mr. Alexander:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief